UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Alpine Immune Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
02083G100
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Genesis GP LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,680,496 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,680,496 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,496 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.6% (2)
14		Type of Reporting Person (See Instructions) IA

(1)	Includes 145,251 shares of common stock, par value $0.001 per share, of Alpine Immune Sciences, Inc. (the “Issuer”) that may be acquired upon the exercise of presently exercisable warrants (“Warrants”).

(2)	This percentage is calculated based upon 58,097,961 shares outstanding of the Issuer as set forth in the Issuer’s Rule Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023, including the Warrants.

CUSIP No. 02083G100

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,418,181 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,416,181 (1)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,416,181 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 4.1% (2)
14		Type of Reporting Person (See Instructions) OO

(1)	Includes 145,251 shares of common stock, par value $0.001 per share, of Alpine Immune Sciences, Inc. (the “Issuer”) that may be acquired upon the exercise of presently exercisable warrants (“Warrants”).

(2)	This percentage is calculated based upon 58,097,961 shares outstanding of the Issuer as set forth in the Issuer’s Rule Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023, including the Warrants.

CUSIP No. 02083G100

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 264,315
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 264,315
11		Aggregate Amount Beneficially Owned by Each Reporting Person 264,315
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.5% (1)
14		Type of Reporting Person (See Instructions) OO

(1)	This percentage is calculated based upon 58,097,961 shares of common stock, par value $0.001 per share, outstanding of Alpine Immune Sciences, Inc. (the “Issuer”) as set forth in the Issuer’s Rule Quarterly Report on Form 10-Q for the quarter ending September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

Item 1.  Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC and OrbiMed Capital GP VI originally filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2017, as amended by Amendment No. 1 filed with the SEC on January 25, 2018, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on January 23, 2019, Amendment No. 3 filed with the SEC on July 30, 2020, Amendment No. 4 filed with the SEC on December 30, 2020, Amendment No. 5 filed with the SEC on November 12, 2021 , Amendment No. 6 filed with the SEC on September 27, 2022, and Amendment No. 7 filed with the SEC on November 13, 2023. This Amendment No. 8 relates to the common stock, par value $0.001 per share (the “Shares”), of Alpine Immune Sciences, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 188 East Blaine Street, Suite 200, Seattle, WA 98102. The Shares are listed on the NASDAQ Stock Market under the ticker symbol “ALPN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 8 is being filed to report that following the transactions described in Item 5(c) below, the Reporting Persons (as defined below) ceased to be the beneficial owners of more than 5% of the Shares and, as a result, this Amendment No. 8 is an exit filing for the Reporting Persons.

Item 2. Identity and Background

(a) This Amendment No. 8 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC, (“GP VI”), and OrbiMed Genesis GP LLC (“Genesis GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) GP VI, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. GP VI has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Genesis GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership, as more particularly described in Item 6 below. Genesis GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member of GP VI and Genesis GP, as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, GP VI, and Genesis GP are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II, and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)      present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 58,097,961 outstanding Shares of the Issuer, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the SEC on November 14, 2023.

As of the date of this filing, OrbiMed Private Investments VI, LP (“OPI VI”), a limited partnership organized under the laws of Delaware, holds 2,270,930 Shares and 145,251 Shares that may be acquired upon the exercise of presently exercisable warrants (“Warrants”), together constituting approximately 4.1% of the issued and outstanding Shares, including the Warrants. GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of GP VI, pursuant to the terms of the limited liability company agreement of GP VI. As a result, OrbiMed Advisors and GP VI share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and GP VI, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 264,315 Shares constituting approximately 0.5% of the issued and outstanding Shares. Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of Genesis GP, pursuant to the terms of the limited liability company agreement of Genesis GP. As a result, OrbiMed Advisors and Genesis GP share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

(c)

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
OPI VI	December 27, 2023	Sold	162,576	$19.96
GEN	December 27, 2023	Sold	18,922	$19.96
OPI VI	December 28, 2023	Sold	26,872	$19.82
GEN	December 28, 2023	Sold	3,128	$19.82
OPI VI	December 28, 2023	Sold	1,195,683	$18.32
GEN	December 28, 2023	Sold	139,166	$18.32

Except as reported above, the Reporting Persons have not effected any transactions in any Shares during the past sixty (60) days.

(d) Not applicable.

(e) As of December 28, 2023, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VI is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, GP VI has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 2,270,930 Shares and 145,251 Warrants. GP VI, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold 2,270,930 Shares and 145,251 Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, Genesis GP is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, Genesis GP has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 264,315. Genesis GP, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 264,315 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VI and Genesis GP, pursuant to the terms of the limited liability company agreements of GP VI and Genesis GP. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VI have discretionary investment management authority with respect to the assets of OPI VI and OrbiMed Advisors and Genesis GP have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VI to vote and otherwise dispose of securities held by OPI VI and the power of Genesis GP to vote and otherwise dispose of the securities held by Genesis. The number of outstanding Shares attributable to OPI VI is 2,270,930 Shares and 145,251 Warrants and the number of Shares attributed to Genesis is 264,315 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VI and Genesis GP, may also be considered to hold indirectly 2,535,245 Shares and 145,251 Warrants.

Peter Thompson (“Thompson”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and GP VI may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and GP VI, Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and GP VI, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Registration Rights Agreement

OPI VI and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer, a summary of which is set forth in Item 6 of Amendment No. 2.

Other than as described in this Amendment No. 8, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Genesis GP LLC.
2.	Registration Rights Agreement by and among the Issuer and the Purchasers, dated January 15, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37449), filed with the SEC on January 16, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2023

ORBIMED ADVISORS LLC

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

By:	ORBIMED ADVISORS LLC, its managing member

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

By:	ORBIMED ADVISORS LLC, its managing member

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

SCHEDULE III

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Genesis GP LLC.
2.	Registration Rights Agreement by and among the Issuer and the Purchasers, dated January 15, 2019 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-37449), filed with the SEC on January 16, 2019).